July 29, 2010
99 GARNSEY ROAD PITTSFORD, NY 14534 (585) 419-8800 THOMAS E. WILLETT DIRECT: (585) 419-8646 FAX: (585) 419-8818 TWILLETT@HARRISBEACH.COM

VIA ELECTRONIC TRANSMISSION

Michael Clampitt, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington,, D.C. 20549-4561

Re:	Intervest Bancshares Corporation - Registration Statement on Form S-1 (File No.

333-167911)

Ladies and Gentlemen:

Intervest Bancshares Corporation (the “Registrant”) has on this date filed, under the Securities Act of 1933, as amended, Amendment No. 1 to the above-referenced registration statement (the “Registration Statement”), together with exhibits thereto.

The Registration Statement has been updated to include financial and other information through June 30, 2010 and the Registration Statement now incorporates by reference the Registrant’s Report on Form 10-Q for the period ended June 30, 2010, filed by the Registrant on July 28, 2010.

The Amendment also contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated July 8, 2010. Set forth below are the Registrant’s responses to the Staff’s comments. To aid in your review, we have repeated the Staff’s comments, followed by the Registrant’s responses.

Form S-1 filed June 30, 2010

General

1.	We note the Form 8-K you filed on June 30, 2010 regarding your Memorandum of Understanding with the Office of the Comptroller of the Currency (the “OCC”) and the likelihood that the OCC will enter into a formal agreement with Intervest National Bank. Please confirm to us that you have fully disclosed the impact of the Memorandum of Understanding and the likely formal agreement on your operations and results of operations in your registration statement, or revise to provide such disclosure in a Recent Developments section. In addition, please incorporate by reference the Form 8-K filed on June 30, 2010 into your Registration Statement.

Michael Clampitt, Esq. July 29, 2010 Page 2

The original filing and the Amendment both contain a “Recent Developments” section that summarizes certain recent and significant developments, including the transactions closed on May 25, 2010 and the current status of ongoing regulatory matters involving the OCC.

The Registrant believes that it has disclosed the likely impact of any formal agreement on its operations and results of operations to the extent that such impact is presently known to the Registrant. These matters are discussed in several places, including the “Recent Developments” section, certain of the risk factors, and in the Registrant’s Report on Form 10-Q for the quarter ended June 30, 2010, which is now incorporated by reference. As is indicated in the prospectus included in the Registration Statement, a formal agreement has not yet been executed and the full impact of any such agreement, as well as any final terms and conditions, can only be assessed and identified after any definitive agreement has been negotiated and executed.

The Registrant has incorporated by reference into the Registration Statement its most recent filings with the SEC, including its Report on Form 8-K filed on June 30, 2010 and its Report on Form 10-Q filed on July 28, 2010.

2.	Please include all of the information, including the number of shares you intend to offer in a pre-effective amendment to your registration statement, we may have additional comments. Refer to Securities Act Regulation 430A.

The Registrant has registered an aggregate of $46 million of its shares of Class A Common Stock. The final number of shares to be offered will be determined once the price at which shares will be sold in the offering has been agreed upon. As such, the number of shares is dependent upon the offering price. The number of shares will be included in a Pre-Effective Amendment filed prior to the effectiveness of the registration statement.

Risk Factors, page 16

3.	Please include additional risk factor(s)that discuss the following risks related to your business: the likely run-off of brokered deposits, any changes in your allowance for loan loss methodologies and loans whose terms you have extended which are not accounted for as either non-performing loans or troubled debt restructurings. In the alternative, you may explain to us why you believe that these circumstances are not risks related to your business.

With respect to brokered deposits, the risk factor entitled “Our current operations and activities are subject to heightened regulatory oversight which increases our operating expenses and we expect further formal regulatory enforcement actions that may negatively affect our business,” has been modified to identify the limitations on brokered deposits that would be

Michael Clampitt, Esq. July 29, 2010 Page 3

associated with any formal agreement. With respect to the allowance for loan loss, we have made some revisions to the risk factors associated with regulatory matters to clarify the expected requirement to establish a program for the maintenance of an adequate allowance. The Registrant believes that the risk factor entitled “We may have higher loan and real estate losses than we have allowed for which could adversely affect our financial condition,” addresses the Registrant’s risks associated with loans other than non-performing loans.

4.	Revise your first Risk Factor to include the specific dollar amounts by which you sold your non-performing assets below your net recorded investment.

Please be advised that the first risk factor has been revised to disclose additional information regarding the recent bulk sale transaction, including, among other things, the specific dollar amount for which the Registrant sold troubled assets below its net recorded investment.

Capitalization, page 31

5.	Please clarify that the “As Adjusted” column the sale of the $4.25 million shares of Class A Common Stock you assumed was sold in your private placement of May 25, 2010.

Since all of the financial information in the prospectus, including the information in the Capitalization Table, has been updated to reflect results through June 30, 2010, the impact of the private placement that closed on May 25, 2010 is now included in the column that sets out the actual consolidated capitalization of the Registrant at June 30, 2010. This will confirm, however, that the first “As Adjusted” column in the original filing did assume the issuance of shares of Class A Common Stock sold in the private placement of May 25, 2010.

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The Registrant tentatively anticipates requesting acceleration of the effectiveness of the Registration Statement to as early as August 16, 2010. The Staff’s cooperation in meeting this schedule will be greatly appreciated.

Questions or comments with respect to the Registration Statement may be directed to the undersigned at (585) 419-8646 or by facsimile at (585) 419-8818.

Very truly yours,

/s/ Thomas E. Willett

Thomas E. Willett

Cc:	Intervest Bancshares Corporation

Eric Envall, Esq.